Exhibit 99.1

Excerpt from an issuer comment by Midroog Ltd. with respect to Bezeq

Below is the excerpt of the issuer comment by Midroog:

Further to the announcement of Bezeq The Israel Telecommunication Corp Limited (“Bezeq” or “the Company”, Aa2.il, “Negative Outlook”) that it expects to write off between NIS 0.8 - 1.1 billion from its books in terms of the value of its subsidiary Pelephone Communications Ltd (”Pelephone”), we estimate that the extent of the write-off will dictate a drop in the value of Pelephone’s business in the range of between NIS 1.6 - 1.9 billion, following the drop in the value of Pelephone’s business in 2018 of NIS 2.5 billion. In the opinion of Midroog, the updated value of Pelephone’s business by the Company represents a deviation from Midroog’s basic scenario concerning Pelephone revenues, though in our opinion this deviation will be partially offset through the streamlining program expected in the subsidiaries. Midroog estimates that the decline in the value of the Pelephone business points to the absence of the possibility of improvement in the cellular market in the foreseeable future without there being structural changes in the market.

The expected loss as a result of the decline in value of Pelephone in the Company’s books means a drop in the Company’s shareholders’ equity, which is expected after the write-off to be an insignificant or negative amount, depending on the size of the impairment, the current profit and prior to recognition of the capital gain from the sale of “Sakia”, if it takes place. The main impact of the decline in shareholders’ equity is reflected in the ratio of net debt to CAP1, which is expected to be in the range of 110% - 115%, as compared with the rate of 107% as part of the previous report, with the Company’s debt to CAP ratio remaining high and not suited to the Company’s rating level. Despite the high rate of the Company’s debt to CAP, Midroog ascribes high importance to the cash flow coverage ratios. Similarly, Midroog takes into account that the Company might make additional write-offs in the short to medium-term including the tax asset2 on the Company’s books of NIS 1.2 billion, and further impairments in value of the subsidiaries. If the Company makes additional material write-offs, Midroog will assess their scope and the circumstances that led to the impairment, and their impact on the Company’s rating.

In April 2019, Midroog reaffirmed Bezeq’s rating, changing the rating outlook from stable to negative. Confirmation of the rating is based on Midroog’s assessment that Bezeq will continue to be the leading player in the telecommunications sector in Israel, in all areas of activity, and that the Company, in our opinion, is reasonably likely to halt the erosion in profitability in the medium-term through streamlining processes that are being made by Bezeq Fixed-Line and the subsidiaries, together with the Company being freed from the burden of distributing dividends. This assessment remains in place notwithstanding the increased competition in most of the markets in which the Company operates. As long as pressure on prices continues in the multi-channel television and cellular markets, on account of regulations that encourage competition and technological change, the gap in the commercial and financial situation of companies in the telecommunications market is likely to grow. These gaps strengthen the existing competitive advantages of the Company compared to competitors in the sector and are likely to impact the strength of competition in the deployment of optical fibers. Our assessment is that in the existing state of affairs in the sector, one can expect in the medium-term structural changes in the telecommunications sector such as consolidations that will reduce the number of players in the market, similar to the trends in the global telecommunications sector. Putting the rating on negative outlook is due to our opinion that the Company is positioned weaker in its present rating as compared to the past, due to the continued erosion in its commercial position in most of the sectors where it operates and on the account of the deterioration of the Company’s financial profile. Similarly, Midroog estimates that the level of commercial risk in the telecommunications market in Israel has risen and will continue to intensify in the short and medium-term.

The Company has high balance sheet leverage, which weighs on the rating. Midroog expects that the adjusted net financial debt will decrease according to Midroog’s basic scenario in an overall amount of NIS 500 - 1,100 million cumulatively in 2019 and 2020. Midroog has introduced a positive weighting in the rating in relation to the latest steps taken by the Company’s management, including widespread streamlining at Bezeq Fixed-Line and the subsidiaries, cancellation of the Company’s dividend policy and concentrating on reducing the level of financial leverage. The Company’s rating is likely to decrease if the impairment to the Company’s operational cash flow is greater than our estimate in the basic scenario, and where the coverage ratios slows down beyond our estimates. The change in control of Bezeq expected in the near future represents a risk factor regarding the continuity of the Company’s current plans. If there are changes to control of the Company and/or its management, Midroog will examine its assumptions in respect of the Company’s future plans concerning dividend policy and reducing the level of leverage, and their impact on the Company’s rating.

1. Debt to CAP ratio in Midroog’s methodology nets out the tax asset of NIS 1.2 billion on Bezeq’s books from the Company's shareholders’ equity.

2. See footnote 1.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.